EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and nine months ended September 30, 2018 and 2017. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes. This MD&A is dated November 13, 2018. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of September 30, 2018 and anticipated installments to be received from the equity financing announced earlier this year will be sufficient to meet the Company’s cash needs for the next 12-24 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015, Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation will maintain all Quality Assurance activities from this office.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

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Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Nine Months Ended September 30	2018	2017
Total revenues	$280,493	$118,704
Net loss	$(7,873,481)	$(10,100,878)
Loss per share (basic & diluted)	$(0.13)	$(0.20)

Results of Operations – the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017

Net losses were $2,790,888, or $0.05 per share, for the quarter, and $7,873,481, or $0.13 per share, for the nine months ended September 30, 2018, compared to net losses $4,581,822, or $0.09 per share, for the quarter, and $10,100,878, or $0.20 per share, for the nine months ended September 30, 2017. The $2,227,397 decrease in net losses for the nine months ended September 30, 2018 compared to the same period in 2017 is mainly due to a decrease of $2,096,757 in stock and stock option-based compensation. The $1,790,934 decrease in net losses for the quarter ended September 30, 2018 compared to same period in 2017 is mainly due to a decrease of $1,135,178 in stock compensation and a decrease of $454,077 in lab research and development expense . The weighted average number of common shares outstanding for the three and nine months ended September 30,2018 were 61,519,372 and 59,298,981 respectively, compared weighted average number of common shares of 53,300,783 and 51,700,070 respectively for the three and nine months ended September 30, 2017.

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Revenues

Revenues from sales of goods amounted to $39,887 for the quarter, and $280,493 for the nine months ended September 30, 2018, compared with $30,878 for the quarter, and $118,704 for the nine months ended September 30, 2017.

Research and Development

Research and development expenditures were $1,654,225 for the quarter, and $4,957,597 for the nine months ended September 30, 2018, compared with $2,152,408 for the quarter, and $5,413,889 for the nine months ended September 30, 2017. Research and development expenditures mainly relate to costs associated with advancing the Company’s lead product – Fexapotide Triflutate – for BPH and preparing for regulatory filings in both Europe and the United States. Research and development expenditures also include stock compensation charges of $442,259 for the quarter and $1,1402,644 in the nine months ended September 30, 2018 compared with $611,249 for the same quarter in 2017, and $2,034,623 for the nine months ended September 30, 2017.

Marketing Expenses

Marketing expenditures have recently been insignificant. The Corporation expects that marketing expenditures will increase dramatically when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,170,873 for the quarter, and $3,101,665 for the nine months ended September 30, 2018, compared with $2,412,332 for the same quarter in the prior year, and $4,518,648 for the nine months ended September 30, 2017. General and administrative expenditures included stock compensation charges of $728,438 for the quarter, and $1,688,822 for the nine months ended September 30, 2018. Compared with $1,694,624 and 3,153,598 in the comparative periods in 2017. The decrease of $1,416,983 in general and administrative expenses for the nine-month period is primarily attributable to a decrease of $1,464,777 in stock compensation charges. The decrease in general and administrative expenses of $1,241,459 for the quarter ended September 30, 2018 is mainly attributable to a decrease of $966,187 in stock compensation charges compared to 2017. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance income was $19,119 for the quarter and $13,959 for the nine months ended September 30, 2018, compared with net finance costs of $15,262 for the same quarter of the prior year and $174,930 for the nine months ended September 30, 2017. These changes relate to the liquidation of our convertible debt in 2017 and the fact that we are cash positive for all of 2018.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018 or 2017.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations during the period ended September 30, 2018.

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Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$465,333	$263,221	$202,112	$0
Operating leases	5,865	2,509	3,356	0

Total Contractual Obligations other than accounts payable and accrued liabilities	$471,198	$265,730	$205,468	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of assets nor commitments not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2018 or 2017, other than those disclosed for key management personnel in note 5 of the unaudited interim consolidated financial statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2018, cash and receivables totaled $4,674,258 compared with $937,500 at December 31, 2017. The increase is mainly due to proceeds from the issuance of share capital.

We used cash in our operating activities in the amounts of $6,114,590 and $4,936,954 for the nine months ended September 30, 2018 and 2017, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

On January 26, 2018, the Corporation completed one private placement to an accredited investor for an amount of $322,000 and 123,846 shares were issued at $2.60 per share.

On February 1st, 2018, the Corporation completed one private placement to an accredited investor for an amount of $1,000,002 and 384,616 shares were issued at $2.60 per share.

On February 22, 2018, the Corporation completed one private placement to an accredited investor for an amount of $130,000 and 50,000 shares were issued at $2.60 per share.

On February 28, 2018, the Corporation completed one private placement to an accredited investor for an amount of $380,000 and 146,154 shares were issued at $2.60 per share.

On April 9, 2018, the Corporation completed one private placement to an accredited investor for an amount of $100,000 and 33,334 shares were issued at $3.00 per share.

On April 11, 2018, the Corporation completed one private placement to an accredited investor for an amount of $999,940 and 333,334 shares were issued at $3.00 per share.

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On April 18, 2018, the Corporation completed one private placement to an accredited investor for an amount of $2,000,000 and 666,667 shares were issued at $3.00 per share.

On April 25, 2018, the Corporation completed one private placement to an accredited investor for an amount of $1,000,000 and 400,000 shares were issued at $2.50 per share.

On June 30, 2018, the Corporation completed one private placement to James G. Robinson, Independent Director, for an amount of $2,000,000 and 666,666 shares were issued at $3.00 per share.

On July 31, 2018, the Corporation completed one private placement to James G. Robinson, Independent Director, for an amount of $2,000,015 and 666,666 shares were issued at $3.00 per share.

We have incurred substantial operating losses since inception due in large part to expenditures for our research and development activities and share based compensation expense related to the issuance of stock option and stock compensation to our key employees. As at September 30, 2018, we had an accumulated deficit of $152,392,910, and we have negative cash flows from operations. The Corporation’s working capital is $3,902,287 at September 30, 2018. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. However, we have capital pledges totaling approximately $10 Million US$ that we expect to receive as paid-in capital prior to the issuance of our annual report in March of 2019.

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful, however management believes the use of the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended September 30, 2018, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by nondilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of September 30, 2018.

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Thayer O’Neal Company, LLC, our auditors, expressed their opinion that the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017, was effective and their opinion was not modified in any way.

Changes in Internal Controls Over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed and implemented a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas.

•	The Corporation hired an external accounting expert, functioning in a controllers role, at the beginning of 2017 to assist in the accounting for non-routine complex accounting matters and to enhance oversight of the financial reporting process. However, the Chief Financial Officer continued to have final say in what would be included or excluded from our financial statements and related disclosures thereto.
•	The accounting system was transferred to a new general ledger software system on a secure cloud platform.
•	Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure.

These changes allowed for proper segregation of duties and strengthened the controls related to the expenditure/disbursement approval process, financial statement review and information technology general controls (“ITGC”). This remediation plan was implemented and functioning as of September 30, 2017.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

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NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Period ended September 30, 2018

Financial Statements

Consolidated Statements of Operations (Unaudited)	9
Consolidated Statements of Financial Position as of September 30, 2018 and December 31, 2017 (Unaudited)	10
Consolidated Statements of Cash Flows (Unaudited)	11
Consolidated Statements of Changes in Equity (Unaudited)	12

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	13
2.	Liquidity, going concern and management’s response	13
3.	Share capital	14
4.	Earnings per share	16
5.	Related party transactions	17
6.	Subsequent event	17

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Nine-month periods ended September 30, 2018 and 2017

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Revenues
Sales of goods	1	$40	$31	$280	$119

Total revenues		40	31	280	119

Operating expenses
Research and development	1,3	1,654	2,153	4,957	5,414
General and administrative	1,3	1,171	2,412	3,102	4,519
Marketing	1	–	–	–	8
Cost of sales	1	25	33	109	104

Total expenses		2,850	4,598	8,168	10,045

Loss from operations		(2,810)	(4,567)	(7,888)	(9,926)

Net finance income (costs)	2	19	(15)	14	(175)

Loss attributable to the equity holders		$(2,791)	$(4,582)	$(7,874)	$(10,101)

Net income (loss) per share
Basic & Diluted	4	$(0.05)	$(0.09)	$(0.13)	$(0.20)
Weighted average number of common shares outstanding
Basic & Diluted	4	61,519	53,301	59,299	51,700

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited)
(In Thousands of US dollars and Thousands of Shares)

		September 30,	December 31,
	Note	2018	2017
Assets
Current assets
Cash	2	$4,658	$851
Accounts receivable		9	79
Other receivables		8	8
Security deposit		23	7
Prepaid expenses		15	1
Inventory		38	15

Total current assets	2	4,751	961
Non-current assets
Security deposit		17	17
Property and equipment		11	1

Total assets		$4,779	$979

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities		$849	$2,230
Total liabilities		849	2,230
Stockholders’ Equity (Deficit)
Share capital – unlimited authorized shares at no par value 62,259 and 56,378 shares outstanding at September 30, 2018 and December 31, 2017, respectively	3	121,684	108,196
Share capital subscription receivable	3	(868)	(718)
Additional paid-in capital	3	35,507	35,790
Accumulated deficit	3	(152,393)	(144,519)

Total stockholders’ equity (deficit)	3	3,930	(1,251)

Total liabilities and stockholders’ equity (deficit)		$4,779	$979

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Nine-month periods ended September 30, 2018 and 2017
(In Thousands of US Dollars)

	Note	2018	2017

Cash flows used in operating activities
Net loss		$(7,874)	$(10,101)
Adjustments for:
Depreciation of property and equipment		1	-
Stock-based compensation	3(c)	3,064	5,189
Issued stock for commission and option expense	3(d)	60	0
Convertible note related accretion expense		0	126
Changes in non-cash operating balances:
Accounts receivable and other receivables		70	4
Prepaid expenses		(15)	(10)
Inventories		(23)	(18)
Security deposit		(16)	0
Accounts payable and accrued liabilities		(1,381)	(127)

Net cash flows used in operating activities		(6,114)	(4,937)

Cash flows from financing activities
Proceeds from issuance of share capital	3(a)	9,932	4,658
Net cash flows provided by financing activities		9,932	4,658

Cash flows used in investing activities
Purchase of property and equipment		(11)
Net cash flows used in investing activities		(11)

Net (decrease) increase in cash		3,807	(279)
Cash, beginning of the period		851	2,018

Cash, end of the period		$4,658	$1,739

See accompanying notes to the unaudited consolidated financial statement.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Nine-month period ended September 30, 2018
(In Thousands of US dollars and Thousands of Shares)

	Note	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)

Share issuance for cash and subscription	3(a)	3,521	10,082	(150)	-	-	9,932
Stock-based commission	3(c)	10	32	-	-	-	32
Stock-based compensation	3(d)	2,350	3,374	-	(283)	-	3,091
Net loss		–	–	–	–	(7,874)	(7,874)
Balance, September 30, 2018		62,259	121,684	$(868)	$35,507	$(152,393)	$3,930

See accompanying notes to the unaudited interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
September 30, 2018
(US dollars)

1. Basis of preparation:

(a) Statement of compliance:

The condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2017 and notes thereto contained in the Corporation’s Annual Report on Form 20F.The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 13, 2018.

(b) Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared as a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

2. Liquidity, Going Concern and Management’s Response:

Management believes that current cash balances as of September 30, 2018 and anticipated funds still to be received from the April 2018 financing will be sufficient to finance the Company’s operations for at least the next 12-18 months.. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2018 and 2017
(US dollars)

3. Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a) Private placements:

For the nine-month periods ended September 30, 2018, the Corporation completed ten private placements and placement of warrant exercise for a total consideration of $9,931,957. A total of 3,471,283 common shares were issued at an average price of $2.86 per share. The Corporation sold 50,000 shares to one of its officers at $3.00 per share as shares subscription receivable. The Corporation granted 100,000 shares to its Corporate Legal Counsel at $3.14 per share for services rendered.

(b) Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As at September 30, 2018, 1,760,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2018 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2018, the range of exercise price and the weighted average years to expiration.

			Weighted
		Range	average
		of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2017	5,710,000	$1.75	7.39
Expired / Cancelled	-	-	-
Not vested	30,000	3.43	3.85
Outstanding, September 30, 2018	5,740,000	$1.76	6.62
Options exercisable	5,710,000	$1.75	6.64

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
September 30, 2018
(US dollars)

(b) Stock-based commission:

For the nine-month periods ended September 30, 2018, the corporation issued 10,000 shares to a broker at $3.19 per share as commission fee.

(d) Stock-based compensation:

Stock -based compensation includes stock option and stock granted to employees.

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2018	2017	2018	2017
Stock options and stock compensation granted in:
2015	828,876	1,222,498	2,749,645	4,069,246
2016 and 2017	–	1,083,375	–	1,118,975
2018	341,821	–	341,821	–

Total stock-based compensation expense recognized	$1,170,697	$2,305,873	$3,091,466	$5,188,221

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Stock-based compensation pertaining to general and administrative	$728,438	$1,694,624	$1,688,822	$3,153,598
Stock-based compensation pertaining to research and development	442,259	611,249	1,402,644	2,034,623
Total	$1,170,697	$2,305,873	$3,091,466	$5,188,221

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
September 30, 2018
(US dollars)

4. Earnings per Share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017
Issued common shares at beginning of period	60,742,923	52,367,672	56,378,306	49,115,518
Effect of shares issued	776,449	933,111	2,920,675	2,584,552
Weighted average number of common shares outstanding – basic	61,519,372	53,300,783	59,298,981	51,700,070

Weighted average number of shares outstanding – diluted	61,519,372	53,300,783	59,298,981	51,700,070

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
September 30, 2018
(US dollars)

5. Related Party Transactions:

The primary transactions we have with related parties are compensation arrangements for current compensation, share based compensation and compensation under options for our officers and directors

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
Description	2018	2017	2018	2017
Salaries	$-	$-	$-	$-
Short-term employee benefits	471	470	1,433	1,411
Stock-based compensation	1,142,876	2,305,873	3,063,645	5,152,621

Total	$1,143,347	$2,306,343	$3,065,078	5,154,032

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended September 30, 2018 and 2017, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $322,500 for the period ended September 30, 2018 and $180,000 for the period ended September 30, 2017, respectively. For the three-month periods ended September 30, 2018, the Corporation sold 50,000 shares to him at $3.00 per share as shares subscription receivable.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $150,874 for the period ended September 30, 2018 and $150,000 for the period ended September 30, 2017, respectively. At the three-month periods ended September 30,2018, the Corporation granted 100,000 shares to him at $3.14 per share for services rendered.

6. Subsequent events:

The corporation has determined there are no subsequent events except below:

On October 15th, 2018, the Corporation received another installment from an accredited investor for an amount of $5,000,001. The timing of the payment and terms were agreed upon and announced as part of the April 2018 equity financing. The investor purchased shares at $3.00 per share and has been issued 1,666,667 shares.

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